Mail Stop 7010

      September 26, 2005

Via U.S. mail and facsimile

Mr. Daniel Dror
President and Chief Executive Officer, American International
Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX  77565-3077

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		Forms 10-QSB for the periods ended March 31, 2005 and June
30, 2005
			File No. 0-25223

Dear Mr. Dror:

		We have reviewed your response to our comment letter dated
July 14, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide to us the acknowledgements that we requested at the end of our July 14, 2005 letter. Specifically, we requested that you provide, in writing, a statement acknowledging the following:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Description of Business

Brenham Oil & Gas, Inc.

2. In light of your responses to comments 1 and 18 regarding your oil, gas and mineral royalty interest, please add appropriate clarifying disclosure to indicate that the royalty interest is carried on your books at $0 and that you have not received any income from your royalty interest.

Management`s Discussion and Analysis

General and Results of Operations

3. We note your response to comment 2, however, you have not addressed why, in accordance with SFAS 144, you have not presented the operations related to this component of your business within discontinued operations. In this regard, we note that paragraph 37 of SFAS 144 requires that when a component of an entity either has been disposed of or is classified as held for sale, the income statement of the business enterprise for current and prior periods must report the results of operations of the component, including any gain or loss recognized in discontinued operations. In this regard, we also note that your remaining real estate property is classified as held for sale. Therefore, please restate your financial statements for fiscal 2004 to report your real estate operations as discontinued operations and revise your Management`s Discussion and
Analysis to reflect such restatement.

4. We note your response to prior comment 6, however, we do not understand how the minor revisions you made in Note 5 addresses our concerns regarding the appropriateness of recognizing the sale of this real estate within revenues and cost of goods sold. In light of our above comment, these concerns may be mitigated by presenting your real estate operations within discontinued operations. However, if you continue to believe that discontinued operations presentation is not appropriate for your real estate operations and you provide to us sufficient information in response to the above comment to address the appropriateness of your current presentation, we have the following additional comments.
* Expand your business section to address the nature of your real estate operations. In this regard, it is unclear to us whether you are in the real estate business or whether you have simply acquired real estate assets as part of other business transactions. We note that your current disclosure merely discusses several transactions you entered into over the past several years.
* Tell us why it is appropriate to record the sale of your real estate property as revenues and cost of goods sold rather than net as a gain or loss. Clarify why you believe the guidance set forth in SFAS 66 is the appropriate literature rather than the guidance set forth in SFAS 144. In this regard, it is unclear to us whether the real estate property is "inventory" of your real estate operations or simply assets held for sale. Clarify the exact nature of your business operations so that we may assess the appropriateness of your accounting.

Results of Operations

5. We note your response to comment 5. Your revised disclosures do not appear to address our prior comment. Please expand your discussion under Results of Operations to disclose the extent to which changes in revenues are attributable to changes in volumes of product sold and changes to prices charged to customers.

Item 8A. Controls and Procedures

6. We note the changes made in response to our comment 8. Please correct the date noted in the section entitled "Evaluation of disclosure controls and procedures."

Statement of Cash Flows

7. We note the substantive revisions you made to your 2004 Statement of Cash Flows as a result of our prior comments 12, 13 and 14 and have the following additional comments.
* Provide disclosure as required by paragraph 37 of APB 20 to address the corrections you made to your 2004 Statement of Cash Flows and label your 2004 Statement of Cash Flows as restated.
* Please request that you auditors provide an explanatory paragraph in their Report of Independent Registered Public Accounting Firm as required by AU Section 420.13.
* It is unclear to us whether it is appropriate to record the $3,402,916 notes receivable for real estate sale within your Cash Flows from Investing activities. Clarify for us why this is not included as a non-cash transaction reflected within your supplemental schedule of non-cash transactions.
* Reconcile supplementally the $1,486,955 decrease in your balance sheet line item Accounts payable and accrued expenses from 2003 to 2004 to your $946,609 use of cash in 2004 related to your Accounts payable and accrued expenses. Revise your statement of cash flows or discussion of non-cash transactions as necessary.
* Reconcile supplementally your changes in your debt balance sheet line items to your cash flows from financing activities. Revise your statement of cash flows and/or your supplemental schedule of non-cash transactions as necessary.

Statements of Operations

8. We note the earnings per share footnote added in response to our
comment 10, however the weighted average common shares for the
2003
diluted shares on the statement of operations does not agree to Note
12. Since all of the potentially dilutive securities were anti-dilutive, the weighted average shares would be the same for both basic and dilutive earnings per share calculations. In this regard, please revise the 2003 weighted average diluted common shares on the statement of operations to be consistent with your Note 12.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition

9. We note the changes made in response to our comment 17. Please include the explanation regarding your revenue recognition that you added to the first paragraph in "Results of Operations" to your revenue recognition policy in Note 1.

Note 2. Acquisitions and Divestitures

Har-Whit`s /Pitt`s & Spitt`s

10. With respect to the $499,200 note you received in 2003, please confirm that all payments have been received on a timely basis. Also, clarify why it was appropriate to recognize a gain on the machinery and equipment and trademark given the significant balloon payment on the notes receivable in 2007. Finally, tell us where the note is recorded in your financial statements.

Note 3 - Investment Securities and Note 5 - Real Estate
Transactions

11. We note your response to prior comment 22. You continue to refer to Orion Health Corp, Inc. in Note 3 and SRG in Note 5. It was our understanding that Orion Health Corp, Inc. and SRG were the same entity. If so, as previously requested, please consistently refer to this entity throughout your filing.

Note 14. Related Party Transactions

12. We note your response to our comment 9. However, Note 14 appears to be the same as your prior Note 12 except in a different format. In this regard, please provide a note (or expand Note 14) to summarize the transactions that resulted in charges in you accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2. In other words, describe the transactions that resulted in the changes to the line items accounts receivable from related parties and short-term loans to related parties on your balance sheet.

Note 15 - Segment Information

13. We note your response to prior comment 18. Revise your discussion of your oil and gas segment to clarify that this segment is related to Delta Seaboard Well Services, Inc which provides a broad range of supplies and services that are used by oil and gas companies. Your current disclosure implies that your oil and gas segment derives its revenue from your oil, gas and mineral interest in Texas.

FORMS 10-QSB FOR THE PERIODS ENDED MARCH 31, 2005 AND JUNE 30,
2005

General

14. Please address the comments above in your interim filings as well.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Jeanne Baker, Assistant Chief Accountant at
(202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Daniel Dror
September 26, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE